UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 22 November,2004  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
4 NOVEMBER 2004

ASX & MEDIA RELEASE
22 NOVEMBER 2004

RESEARCHERS REPORT THAT ORAL PHENOXODIOL SLOWS DISEASE
PROGRESSION IN LATE-STAGE PROSTATE CANCER PATIENTS

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's
Alternative Investment Market.

(WASHINGTON, DC  - November 22, 2004) Marshall Edwards,
Inc., today released the final results of a small-scale clinical study of the investigational anti-cancer drug, phenoxodiol, in patients with hormone-refractory prostate cancer (HRPC). The results, presented on the evening of November 19 to the American Association of Cancer Research
(AACR) conference on Basic, Translational and Clinical
Advances in Prostate Cancer, held in Bonita Springs,
Florida, showed that phenoxodiol has a potent ability to slow down the rate of cancer progression as evidenced by PSA levels and clinical status.

Phenoxodiol (oral dosage formulation) is being developed as a treatment for HRPC, both as a first-line chemotherapy, and as a second-line chemotherapy for patients who have failed to respond to docetaxel.

Phenoxodiol is an investigational drug and has not been approved for marketing by FDA. Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.

About the study

The Phase Ib/IIa clinical study was conducted in two Australian hospitals. Nineteen men with HRPC were treated with phenoxodiol daily for 3 weeks each month for 6 months. All men had advanced, metastatic disease, and entered the trial with rising PSA levels. The primary objectives of the study were to examine
(a) the safety and tolerability of phenoxodiol in men with HRPC,
(b) the ability to maintain a steady-state of phenoxodiol in the blood, and
(c) the effect of phenoxodiol on PSA levels and disease progression. The main purpose of the study was to provide evidence of a clinical benefit that would justify conducting a large-scale study to determine the ability of phenoxodiol to reduce tumor progression. Another purpose was to determine an appropriate dosage of phenoxodiol to be used in such a study.

Patients received one of four different dosages of phenoxodiol - 20, 80, 200 or 400 mg each 8 hours.
There were between 4 and 6 patients per dose stratum. Treatment continued for 6 months or until disease progression. Patients who were considered to have derived a clinical benefit from phenoxodiol after 6 months of therapy were continued on 200 mg phenoxodiol until disease progression.

About the results

Phenoxodiol produced a dose-response effect in terms of disease progression and PSA levels, with the 20 mg dose producing no discernible effect, the 80 mg dose an intermediate effect, and the 200 and 400 mg doses producing a marked effect.

The clinical effect of phenoxodiol was measured in two standard ways
(i) the proportion of patients at 6 months who had shown disease progression (determined on the basis of time to PSA levels being greater than 25% higher than base-line and/or on the basis of clinical determination), and
(ii) PSA response (greater than 50% fall in PSA level compared to base-line for at least 4 weeks' duration).

Increasing doses of phenoxodiol resulted in a progressive and marked increase in the time taken for the disease to progress. In the 20 and 80 mg dose groups, all patients had shown disease progression by the end of the study, with average times to progression of 10 and 17 weeks, respectively.
However, in the 200 and 400 mg dose groups, 2 of 4 and 3 of 4 patients respectively had no evidence of disease progression at 6 months. The PSA levels in these 5 patients without disease progression at 6 months were at or below baseline levels.

A PSA response generally is regarded as indicative of tumor response. Two of four patients in the 200 mg dose group, and 3 of 4 patients in the 400 mg dose group showed a PSA response, which taken together with the disease progression data suggests that phenoxodiol monotherapy is exerting a significant anti-tumor effect in these late-stage, hormone-refractory cancers.

Phenoxodiol was well tolerated in all patients, with no toxicities being reported, including at dosages of 400 mg administered for 6 months, followed by 200 mg for up to a further 18 months.

The 8-hourly dosing schedule also proved effective at providing steady-state plasma levels of phenoxodiol with no long-term accumulation of drug at any of the four dosages.

Professor Graham Kelly PhD, Chairman, Marshall Edwards, Inc., who presented the data at the conference on behalf of the investigators, said, "These results give us optimism that with phenoxodiol we can slow the rate of tumor progression to the point where we can make a real difference to the survival of men with such advanced cancer. Current therapies offer only modest extensions of life to about half of patients with HRPC, but at the cost of significant toxicity to most men receiving the treatment. Our aim with phenoxodiol is to deliver meaningful prolongation of life in a significant number of patients, with little or no toxicity."

A Phase IIb/IIIa multi-center, international, clinical trial known as the COMPACT (Comparison of Phenoxodiol
Against Conventional Therapy) Study in men with HRPC using a phenoxodiol dosage of 400 mg currently is being established.

About prostate cancer

Prostate cancer is one of the most common types of cancer among American men. According to the American Cancer
Society, over 230,000 American men will be diagnosed with prostate cancer in 2004, and approximately 29,900 American men will die from the disease.
Prostate cancer is strongly associated with the male sex hormone, testosterone, and most early cases of prostate cancer respond for some time to hormonal therapy that blocks the ability of testosterone to stimulate the cancer. However, the majority of cases of prostate cancer eventually become independent of testosterone, at which time they are known as hormone-refractory prostate cancer (HRPC). The cancer at this stage typically is metastatic, with a patient survival time typically in the range of 1 to 2 years.

The FDA recently approved the combination of docetaxel (Taxotere) and prednisone for the treatment of HRPC. That combination produces a PSA response in 45% of patients, although the tumor response rate is only 12% and the overall increase in survival in all patients is 10 weeks (from an average of 16.4 months to an average of 18.9 months).(see references 1 and 2 quoted below).


About phenoxodiol

Phenoxodiol is an investigational product designed to block the key pro-survival signaling messenger, sphingosine-1-phosphate. As a consequence of this, the prostate cancer cell is both blocked from dividing or increasing in number (cytostasis) and induced to undergo apoptosis or programmed cell-death (cytotoxicity). Phenoxodiol is believed to target the cell membrane enzyme, tNADH oxidase, which regulates the production of sphingosine-1-phosphate. The restriction of tNADH oxidase to cancer cells accounts for the highly selective effect of phenoxodiol on cancer cells.

About Marshall Edwards, Inc.

Phenoxodiol, an isoflavonoid ring structure, is being developed by Marshall Edwards, Inc., (Nasdaq: MSHL - LSE AIM:MSH) which has licensed rights to bring phenoxodiol to market globally from Novogen Limited, an Australian biotechnology company based in Sydney, Australia (Nasdaq: NVGN - ASX: NRT).

More information on phenoxodiol and on Marshall Edwards can be found at www.marshalledwardsinc.com.

References.
1. Tannock IF, et al. (2004) New Eng J Med 351, 1502-1512.
2. Petrylak DP, et al. (2004) New Eng J Med 351, 1513-1520.



Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088